FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of August 2004

Commission File Number            0-16174

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

Teva Pharmaceutical Industries Ltd.                           Active Biotech AB

Web Site: www.tevapharm.com               Web Site: www.activebiotech.com

______________________________________________________________________________

FOR IMMEDIATE RELEASE

Contacts:

Teva:	Active Biotech

Dan Suesskind

Chief Financial Officer

Teva Pharmaceutical Industries Ltd.

+ 972-2-589-2840

Bill Fletcher

President and CEO

Teva North America

+1 (215) 591-8800

Dorit Meltzer

Director, Investor Relations

Teva Pharmaceutical Industries Ltd.

+ 972-3-926-7554

Sven Andréasson President and CEO Tomas Leanderson Chief Scientific Officer Cecilia Hofvander Manager Corporate Communication Active Biotech AB +46 46 19 20 00

FTC CLEARS TEVA/ACTIVE BIOTECH AGREEMENT

Jerusalem, Israel and Lund, Sweden, August 24, 2004 - Teva Pharmaceutical Industries Ltd. (NASDAQ:TEVA) and Active Biotech AB (Stockholm: ACTI.ST) announced today that the companies' previously announced June 14th agreement to develop and commercialize laquinimod, Active Biotech's novel immunomodulatory compound, which has the potential to be an orally available disease modifying treatment of multiple sclerosis (MS), has been cleared by the United States Federal Trade Commission under Hart-Scott-Rodino Act procedures. With this consent, cooperation between Teva and Active Biotech comes into immediate effect.

About Teva

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 25 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures, and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90 percent of Teva`s sales are in North America and Europe.  Teva`s innovative R&D focuses on developing novel drugs for diseases of the central nervous system.  Copaxone®, Teva's innovative product for the treatment of Relapse Remitting  Multiple Sclerosis is marketed mainly in the U.S and Europe and has market share of more than 30%  in terms of prescriptions in the U.S. where it is also the second most prescribed treatment. Copaxone® is approved in 43 countries worldwide.

About Active Biotech

Active Biotech is a biotechnology company focusing on research and development of pharmaceuticals. Active Biotech has a strong R&D portfolio and pipeline products with focus primarily on autoimmune/ inflammatory diseases and cancer. Most advanced projects include orally administered small molecules with unique immunomodulatory properties that can be used to treat autoimmune and inflammatory diseases, as well as a novel concept for use in cancer immunotherapy.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on current expectations and involve a number of known and unknown risks and uncertainties that could cause Teva`s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include Teva`s ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell their own generic products or successfully extend the exclusivity period of their branded products, Teva`s ability to rapidly integrate the operations of acquired businesses, including its recent acquisition of Sicor Inc., the availability of product liability coverage in the current insurance market, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, acceptance and demand for new pharmaceutical products and new therapies, uncertainties regarding market acceptance of innovative products newly launched, currently being sold or in development, the impact of restructuring of clients, reliance on strategic alliances, exposure to product liability claims, dependence on patent and other protections for innovative products, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva's Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Dan Suesskind

Name: Dan Suesskind
Title: Chief Financial Officer

Date: August 24, 2004